UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Abeona Therapeutics Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

00289Y107
(CUSIP Number)

Steven H. Rouhandeh SCO Capital Partners LLC 1330 Avenue of the Americas, Suite #33A New York, New York 10019 (212) 786-6201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00289Y107	13D/A	Page 2

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON SCO Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
	8	shared voting power 11,359,292 shares of Common Stock
	9	sole dispositive power
	10	shared dispositive power 11,359,292 shares of Common Stock

11	aggregate amount beneficially owned by each reporting person 11,359,292 shares of Common Stock
12	check box if the aggregate amount in row (11) excludes certain shares* [ ]
13	percent of class represented by amount in row (11) 11.8%
14	type of reporting person OO

CUSIP No. 00289Y107	13D/A	Page 3

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON Beach Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	citizenship or place of organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
	8	shared voting power 1,364,196 shares of Common Stock
	9	sole dispositive power
	10	shared dispositive power 1,364,196 shares of Common Stock

11	aggregate amount beneficially owned by each reporting person 1,364,196 shares of Common Stock
12	check box if the aggregate amount in row (11) excludes certain shares* [ ]
13	percent of class represented by amount in row (11) 1.4%
14	type of reporting person OO

CUSIP No. 00289Y107	13D/A	Page 4

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON Steven H. Rouhandeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 1,130,000 shares of Common Stock
	8	shared voting power 12,724,660 shares of Common Stock
	9	sole dispositive power 1,130,000 shares of Common Stock
	10	shared dispositive power 12,724,660 shares of Common Stock

11	aggregate amount beneficially owned by each reporting person 12,724,660 shares of Common Stock
12	check box if the aggregate amount in row (11) excludes certain shares* [x]
13	percent of class represented by amount in row (11) 13.1%
14	type of reporting person IN

This Amendment No. 12 to Schedule 13D is filed by: (i) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware; (ii) Beach Capital LLC, a limited liability company organized under the laws of the State of New York; and (iii) Steven H. Rouhandeh, and supplements and amends the Statement on Schedule 13D filed on February 27, 2006, Amendment No. 1 thereto filed on November 7, 2006, Amendment No. 2 thereto filed on December 20, 2006, Amendment No. 3 thereto 13D filed on December 5, 2007, Amendment No. 4 thereto filed on March 7, 2008, Amendment No. 5 thereto filed on December 22, 2008, Amendment No. 6 thereto filed on February 12, 2009, Amendment No. 7 thereto filed on June 19, 2009, Amendment No. 8 to thereto filed on November 21, 2012, Amendment No. 9 thereto filed on January 12, 2015, Amendment No. 10 thereto filed on May 22, 2015, and Amendment No. 11 thereto filed on August 21, 2020, with respect to the common stock, par value $0.01, of Abeona Therapeutics Inc.

Item 5 of the Schedule 13D is hereby amended to the extent hereinafter expressly set forth. Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D filed on February 27, 2006, as amended.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) On October 9, 2020, the Issuer issued 9,017,055 shares of Common Stock pursuant to the exercise of pre-funded warrants. Even though the Reporting Persons did not hold or exercise any such pre-funded warrants, the issuance caused the Reporting Persons’ aggregate ownership percentage at that time to decrease to the amounts disclosed below, based on 98,527,723 total shares outstanding:

SCO:	12.1%
Beach Capital:	1.4%
Mr. Rouhandeh:	13.4%[1]

[1] Includes 1,172 shares of Common Stock held in the aggregate by the Trusts, 120,000 restricted shares of Common Stock, and presently exercisable options for the purchase of (i) 675,000 shares of Common Stock pursuant to the 2015 Equity Incentive Plan, and (ii) 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan.

As of the date hereof, each Reporting Person’s aggregate ownership percentage consisted of (based on 96,131,678 total shares outstanding as of December 31, 2020:

SCO:	11.8%
Beach Capital:	1.4%
Mr. Rouhandeh:	13.1%[1]

[1] Includes 1,172 shares of Common Stock held in the aggregate by the Trusts, 120,000 restricted shares of Common Stock, and presently exercisable options for the purchase of (i) 675,000 shares of Common Stock pursuant to the 2015 Equity Incentive Plan, and (ii) 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan.

(b) As of October 9, 2020, each Reporting Person’s beneficial ownership consisted of:

Sole voting power
SCO:	0
Beach Capital:	0
Mr. Rouhandeh:	1,130,000[1]

[1] Includes 755,000 restricted shares of Common Stock, and presently exercisable options for the purchase of (i) 675,000 shares of Common Stock pursuant to the 2015 Equity Incentive Plan, and (ii) 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan.

Shared voting power
SCO:	11,919,292
Beach Capital:	1,364,196
Mr. Rouhandeh:	13,284,660[1]

[1] Includes 1,172 shares of Common Stock held in the aggregate by the Trusts.

Sole dispositive power
SCO:	0
Beach Capital:	0
Mr. Rouhandeh:	1,130,000[1]

[1] Includes 755,000 restricted shares of Common Stock, and presently exercisable options for the purchase of (i) 675,000 shares of Common Stock pursuant to the 2015 Equity Incentive Plan, and (ii) 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan.

Shared dispositive power
SCO:	11,919,292
Beach Capital:	1,364,196
Mr. Rouhandeh:	13,284,660[1]

[1] Includes 1,172 shares of Common Stock held in the aggregate by the Trusts.

As of the date hereof, each Reporting Person’s beneficial ownership consists of:

Sole voting power
SCO:	0
Beach Capital:	0
Mr. Rouhandeh:	1,130,000[1]

[1] Includes 755,000 restricted shares of Common Stock, and presently exercisable options for the purchase of (i) 675,000 shares of Common Stock pursuant to the 2015 Equity Incentive Plan, and (ii) 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan.

Shared voting power
SCO:	11,359,292
Beach Capital:	1,364,196
Mr. Rouhandeh:	12,724,660[1]

[1] Includes 1,172 shares of Common Stock held in the aggregate by the Trusts.

Sole dispositive power
SCO:	0
Beach Capital:	0
Mr. Rouhandeh:	1,130,000[1]

[1] Includes 755,000 restricted shares of Common Stock, and presently exercisable options for the purchase of (i) 675,000 shares of Common Stock pursuant to the 2015 Equity Incentive Plan, and (ii) 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan.

Shared dispositive power
SCO:	11,359,292
Beach Capital:	1,364,196
Mr. Rouhandeh:	12,724,660[1]

[1] Includes 1,172 shares of Common Stock held in the aggregate by the Trusts.

Mr. Rouhandeh disclaims beneficial ownership of all shares held by the Trusts.

(c) During the past 60 days, SCO sold shares of Common Stock pursuant to its existing 10b5-1 plan in open market transactions:

Transaction Date	Number of Shares	Price
1/14/2021	31,600	$2.004	(1)
1/15/2021	81,283	$2.0187	(2)
1/19/2021	207,117	$2.082	(3)
2/8/2021	240,000	$3.0118	(4)
2/16/2021	120,000	$2.9734	(5)

(1) The price a weighted average price. The shares were sold in multiple transactions at prices ranging from $2.00 to $2.01, inclusive.

(2) The price a weighted average price. The shares were sold in multiple transactions at prices ranging from $2.00 to $2.06, inclusive.

(3) The price a weighted average price. The shares were sold in multiple transactions at prices ranging from $2.00 to $2.16, inclusive.

(4) The price a weighted average price. The shares were sold in multiple transactions at prices ranging from $3.00 to $3.06, inclusive.

(5) The price a weighted average price. The shares were sold in multiple transactions at prices ranging from $2.71 to $3.08, inclusive.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: February 19, 2021

SCO CAPITAL PARTNERS LLC

	By:	/s/ Steven H. Rouhandeh
	Name:	Steven H. Rouhandeh
	Title:	Managing Member

BEACH CAPITAL LLC

	By:	/s/ Steven H. Rouhandeh
	Name:	Steven H. Rouhandeh
	Title:	Managing Member

/s/ Steven H. Rouhandeh
Steven H. Rouhandeh

Page 8